[ANDOVER MEDICAL LOGO]

                      December 18, 2007

Via EDGAR Correspondence
and Federal Express

Mr. Brian Cascio
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

  Re:
  Andover Medical, Inc.
  Registration Statement on Form SB-2 (the "Registration Statement")
  Filed on December 17, 2007
  File No. 333-142387

Dear Mr. Cascio:

        In connection with the above-referenced matter Andover Medical, Inc. (the "Company") filed Amendment No. 7 to the Company's Registration Statement on December 17, 2007, along with a copy marked to show changes from Amendment No. 6 to the Registration Statement, which we filed on November 16, 2007. This letter is in response to your telephone conversation with the Company's corporate counsel, Elliot Lutzker, on December 17, 2007.

        Please tell us why you believe the Company's proposed acquisition of Advanced Technology of Kentucky Inc. ("ATI") is not probable and that you are not required to provide financial statements and pro forma information.

        Rule 3-05 of Regulation S-X does not include a specific definition of a "probable acquisition." In the accounting literature the definition of probable resides in Paragraph 3(a) of SFAS 5:

        "When a loss contingency exists, the likelihood that the future event or events will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. This Statement uses the terms probable, reasonably possible, and remote to identify three areas within that range, as follows:

a.
Probable. The future event or events are likely to occur."

        On January 10, 2007, almost one year ago, the Company's wholly owned subsidiary and ATI executed a non-binding Letter of Intent ("LOI") with regard to the purchase of all of ATI's outstanding stock. The LOI discussed the following terms related to the acquisition:

  1.
  Purchase price is a multiple of audited net income
  2.
  Escrow components and amounts
  3.
  Closing Balance Sheet and post closing adjustments
  4.
  Employment agreements for key executives
  5.
  Operations in the ordinary course prior to closing
  6.
  Buyer will conduct due diligence
  7.
  Seller will provide audited financial statements
  8.
  Draft and negotiate definitive Stock Purchase Agreement
  9.
  Closing conditions, and
  10.
  Period of Exclusivity

        In addition, the Company would have to raise or borrow funds to complete the cash portion of the transaction.

510 Turnpike Street -- Suite 204 -- North Andover, MA -- 01845 -- T 978.557.1001
F 978.557.1004 -- www.andovermedical.com

        Upon execution or satisfactory disposition of the items outlined in the LOI, the Company and ATI would have an agreement in principle and then and only then would the transaction be deemed to be a probable acquisition. First then, the Company would seek Board approval of complete the transaction. As of this time, the Company does not have an agreement in principle with ATI due to the following:

a.
The purchase price is a multiple of net income and cannot be calculated until the audit is complete.
b.
Financing for cash purchase price has not been arranged nor can it be guaranteed.
c.
Due diligence is ongoing and the 2006 results, which both parties determined was key to determining purchase price, has not been available. The results from due diligence may result in purchase price adjustments that may not be acceptable to both parties.
d.
Audited financials of ATI for 2006 are not yet available. The results from any audit may result in purchase price adjustments that may not be acceptable to both parties.
e.
A definitive stock purchase agreement has not been negotiated or signed.
f.
Exclusivity has expired—ATI's shareholders could pursue other offers.

        Given the above factors, the Company submits its proposed transaction with ATI is not "probable".

        If the Staff of the SEC desires any additional information, please do not hesitate to contact the undersigned at (978) 557-1001.

Very truly yours,
/s/ JAMES A. SHANAHAN James A. Shanahan Chief Financial Officer
cc:
Elliot H. Lutzker
Edwin A. Reilly